May 1, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen,

We have read Item 4 of Form 8-K dated May 1, 1998, of Independent
Research Agency for Life Insurance, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Witt Coffield
    Brantely Frazier, Rogers & Company, P.C.

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